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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                     FORM 15


     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                                            Commission File No.        26520
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                              Neoprobe Corporation
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             (Exact name of registrant as specified in its charter)

       425 Metro Place North, Suite 400, Dublin, OH 43017 - (614) 793-7500
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    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                Class E Redeemable Common Stock Purchase Warrants
          Units consisting of One Share of Common Stock and One Warrant
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            (Title of each class of securities covered by this Form)


                     Common Stock, par value $.001 per share
                          Rights to Purchase Series A
                         Junior Participating Preferred
                        Stock, par value $.001 per share
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         (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

                Rule 12g-4(a)(1)(i)    [X]         Rule 12h-3(b)(1)(ii)   [ ]
                Rule 12g-4(a)(1)(ii)   [ ]         Rule 12h-3(b)(2)(i)    [ ]
                Rule 12g-4(a)(2)(i)    [ ]         Rule 12h-3(b)(2)(ii)   [ ]
                Rule 12g-4(a)(2)(ii)   [ ]          Rule 15d-6            [ ]
                Rule 12h-3(b)(1)(i)    [ ]

     Approximate number of holders of record as of the certification or notice date:
           - 0 -
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     Pursuant to the requirements of the Securities Exchange Act of 1934,
Neoprobe Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


DATE:    December 19, 1996                 BY: s/ David C. Bupp
         -----------------                    ---------------------------------
                                              David C. Bupp, President